                                   OppenheimerFunds, Inc.
                                Two World Financial Center
                             225 Liberty Street, 11th Floor
                                New York, NY 10281-1008

                                                            February 8, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:      OFI Tremont Core Strategies Hedge Fund - File #333-111256
         Schedule TO - Tender Offer Statement Under Section 14(d) or 13(e)-4
         of the Securities Exchange Act of 1934

To the Securities and Exchange Commission:

     This is our  response to the  comments of the Staff of the  Securities  and
Exchange  Commission (the "Commission") on the Schedule TO of OFI Tremont Market
Neutral Hedge Fund (the "Fund")  filed with the  Commission on January 31, 2008.
Those comments were made in a telephone  conversation  on February 5, 2008 among
Larry L. Greene of the Commission Staff,  Nancy Vann of  OppenheimerFunds,  Inc.
and the undersigned.  In that  conversation,  I stated that the Staff's comments would be  incorporated  in  subsequent  Schedule TO filings of OFI Tremont  Core
Strategies Hedge Fund, most recently filed on January 31, 2008. I further stated
in that conversation that as a consequence of the upcoming reorganization of the
Fund with and into OFI Tremont Core  Strategies  Fund, it is unlikely that there will be any further Schedule TO filings of the Fund.

     Staff  comments  are  underlined,  followed  by our  response,  and  are as follows:

     Comment:  In the first bullet in the Summary Term Sheet, the first sentence
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is awkward and should be reworded.
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     The text in question will be reworded as follows (the  percentage and dates will vary):

     OFI  Tremont  Core  Strategies  Hedge  Fund (the  "Fund")  is  offering  to repurchase  up to fifty percent  (50%) of the  aggregate  number of  outstanding shares of beneficial interest ("Shares") of the Fund. Subject to that limit, the
Fund offers to  repurchase  Shares  tendered by  Shareholders  and not withdrawn prior to 12:00 p.m. Midnight (E.T.) on March 3, 2008,  subject to any extensions of the offer to repurchase Shares ("Repurchase Offer").

     Comment:  Paragraph #9 in the Formal Notice of the Repurchase  Offer should
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describe the circumstances in which the Repurchase Offer could be cancelled.
----------------------------------------------------------------------------

     This  paragraph  will be revised to add the following  disclosure,  and the paragraph  caption  will be revised to include a reference to  "Cancellation  of
Repurchase Offer:"

     The Board of Trustees of the Fund may cancel this Repurchase  Offer only by a majority  vote of the  Trustees  (including  a majority  of the  disinterested
Trustees)  and only if it is no  longer  in the  Fund's  best  interest  for the
Repurchase Offer to occur at this time.

     We acknowledge  that the Fund is responsible  for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the Fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     Please direct any questions you may have  regarding the Schedule TO filings or this letter to the undersigned. Thank you.

                                                     Sincerely,

                                                     /s/ Mitchell J. Lindauer
                                                     Mitchell J. Lindauer
                                                     Vice President &
                                                     Assistant General Counsel
                                                     212-323-0254
                                                     Fax: 212-323-4070
                                                     mlindauer@oppenheimerfunds.com

cc:      Lisa I. Bloomberg, Esq.
         Nancy S. Vann, Esq.